UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-31390

Christopher & Banks Corporation
(Exact name of registrant as specified in its charter)

2400 Xenium Lane North

Plymouth, Minnesota 55441
(763) 551-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 131*

*As previously reported, on January 13, 2021, Christopher & Banks Corporation (together with its subsidiaries, the “Company”) filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code (“Chapter 11”) in the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”). The Company has requested joint administration of its Chapter 11 cases under the caption In re: Christopher & Banks Corporation, et. al., Case No. 21-10269. By its order entered on March 18, 2021, the Bankruptcy Court authorized the Company to file this Form 15 in order to deregister its shares of common stock, $0.01 par value per share, under the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Christopher & Banks Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 29, 2021
	By:	Christopher & Banks Corporation

		By:	/s/ Kara Johnson
Kara Johnson
Senior Vice President and Chief Financial Officer

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